Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

August 23, 2024

VIA EDGAR

Mr. Kenneth Ellington
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	New Mountain Guardian III BDC, L.L.C. Annual Report on Form 10-K For the Fiscal Year ended December 31 2021 (File No. 000-56072)

Dear Mr. Ellington:

On behalf of New Mountain Guardian III BDC, L.L.C., (the “Company”), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 26, 2023 with respect to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Financial Statements”). The Staff’s comments are set forth below in italics and are followed by the Company's responses.

1.	Comment: Please confirm that other income, including non-cash dividends or income for payment-in-kind interest that exceeds 5% of the total income has been stated separately as required by Article 6-07.1 of Regulation S-X.

Response: The Company confirms that neither its income from non-cash dividends nor income from payment-in-kind interest received exceeded 5% of its total income for the fiscal year included in the Financial Statements. To the extent either exceeds 5% of the Company’s total income in future periods, the Company confirms that it will include the separate line item required by the above-referenced provision of Regulation S-X.

2.	Comment: Please disclose how the weighted average was calculated in the table that provides quantitative measures on fair value.

Response: The Company acknowledges the Staff's comment and confirms that it will include the above-referenced disclosure in the future filings.

3.	Comment: Please confirm whether or not any of the loans that the BDC invests in are covenant lite loans, the extent of the covenant lite loans, and if the risks are adequately disclosed in the prospectus.

Response: The Company advises the Staff on a supplemental basis that, while it may do so in the future, it does not currently invest a material portion of its portfolio in what it would consider to be covenant lite loans. Nevertheless, the Company will include the additional risk disclosure set forth below in future filings in response to the Staff's comment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Covenant-lite loans may offer us fewer protections than traditional investments.

Many of the debt investments we may acquire in the secondary market may have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants. In particular, borrowers under such covenant-lite loans often have greater flexibility in how they use proceeds of such borrowings, as well as how they operate their business and manage their financial condition. As a result, we may face challenges in recovering on such covenant-lite loans, to the extent they go into distress, and may lack options that would normally be available to us as a lender under more traditional debt structures.

4.	Comment: Please provide the Staff on a supplemental basis with the percentage of the Company's net assets that were invested in unitranche loans as of the end of the fiscal year addressed in the Financial Statements.

Response: The Company advises the Staff on a supplemental basis that its holdings of loans that it believes would be considered unitranche in nature represented approximately 94% of its net assets as of December 31, 2021, the end of the fiscal year addressed in the Financial Statements.

5.	Comment: Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments.

Response: The Company will include the additional risk disclosure set forth below in the notes to its financial statements in future filings in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not presently hold any "last-out" loans, and does not expect to hold a material amount of such loans in the future given that such loans remain less prevalent in the market.

Risks Associated with Unitranche Loans

The Company invests a significant portion of its portfolio in unitranche loans, which are loans that combine both senior and subordinated debt, generally in a first-lien position. Because unitranche loans combine characteristics of senior and subordinated debt, they have risks similar to the risks associated with secured debt and subordinated debt according to the combination of loan characteristics of the unitranche loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Certain unitranche loan investments may include “last-out” positions, which generally heighten the risk of loss.

6.	Comments: With respect to co-lending arrangements, please supplementally notify the staff of the following:

•	Whether the Company has any specific accounting policies it applies to co-lending arrangements;

•	How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

•	The impact of such arrangements on the calculation of interest income under the effective interest method; and

•	Whether any of the co-lenders under these arrangements are affiliates.

Response: The Company advises the Staff on a supplemental basis that it does not presently hold any "last-out" loans, and therefore is not presently a party to any related co-lending arrangements. Nevertheless, while it does not have any specific accounting policies applicable only to co-lending arrangements, it would expect to take into account particular features associated with any such co-lending arrangements, including agreements among lenders with respect to priority of payments, when both valuing and recognizing income from such co-lending arrangements. In particular, any adjustment of payment priority or payment waterfalls as a result of agreements among lenders would be expected to be evaluated and taken into account when valuing the positions held by the Company with respect to any such co-lending investments in the same manner that the relative seniority of a debt investment could impact its valuation in the event of a widening or narrowing of relative risk premiums for similar credit instruments. In addition, the Company advises the Staff on a supplemental basis that it would expect to take into account the effect of any co-lending arrangements when determining the interest income attributable to any related co-lending investments. For example, to the extent the Company agrees to reallocate a portion of interest it receives on a co-lending investment to another co-lending investment, it would not expect to treat such reallocated amounts as interest income received from such investment. Finally, the Company advises the Staff on a supplemental basis that it does not engage in co-lending arrangements with any affiliates.

7.	Comment: It appears that the fees waived under the prior investment management agreement are still subject to recoupment. Please explain how it is appropriate to continue recoupment under the prior investment management agreement. Please cite applicable guidance and supplementally discuss whether recoupment has been discussed with the Company's board of directors.

Response: The Company advises the Staff on a supplemental basis that any waivers of fees payable under the Company’s prior investment advisory and management agreement (the “Prior IMA”) were made pursuant to the terms of the Expense Limitation and Reimbursement Agreement, dated as of July 15, 2019 (the “Expense Limitation Agreement”), by and between the Company and its investment adviser (the “Adviser”), rather than pursuant to any provisions included in the Prior IMA itself. Notably, such Expense Limitation Agreement did not by its terms expire upon termination of the Prior IMA, and it in fact continues to remain in effect, as noted in the Information Statement filed by the Company with the Commission on Schedule 14C (the “Information Statement”) with respect to the approval of its new investment advisory and management agreement (the “New IMA”) in March 2022. As discussed in detail in the Information Statement, the Expense Limitation Agreement continues to apply to fees that may be earned by the Adviser pursuant to the New IMA, in the same manner as it did to fees earned by the Adviser under the Prior IMA. In addition, the Company specifically sought and received unitholder approval both for the New IMA, as well as for amounts that would have been payable to the Adviser during the period between the expiration of the Prior IMA and the approval and effectiveness of the New IMA (the “Applicable Period”), in each case subject to application of the Expense Limitation Agreement provisions.

Based on the foregoing, the Company believes that it would be both appropriate and in line with Section 15(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), for the Adviser to continue to recoup amounts previously waived under the Expense Limitation Agreement while the Prior IMA remained in effect. First, the Expense Limitation Agreement provision with respect to recoupment of previously waived fees broadly applies “while the Adviser is the investment adviser to the [Company]”, and as noted above, did not terminate by its terms upon termination of Prior IMA. Accordingly, any recoupment of waived amounts within 36 months under the Expense Limitation Agreement would be appropriate and permitted from a contractual perspective, as the Adviser is presently an investment adviser to the Company, regardless of whether such fees were waived under the Prior IMA or the New IMA. Second, the Staff has previously acknowledged that an investment adviser may agree to reduce the amount of fees to which it would otherwise be entitled under an existing advisory agreement in the same manner as the Expense Limitation Agreement without triggering the requirements of Section 15(a) of the 1940 Act.1 Accordingly, the Company does not believe that the Expense Limitation Agreement, the reduction of fees contemplated therein, or the recoupment of any such waived fees was required to be approved by the Company’s unitholders, or be subject to termination upon termination of the Prior IMA.

Third, the continued application of the Expense Limitation Agreement, the reduction of fees contemplated therein, and the potential recoupment of such waived fees were each discussed by the board of directors (the “Board”) of the Company at a meeting held on February 16, 2022 when determining the amount of fees that should be payable to the Adviser with respect to services rendered during the Applicable Period based on equitable principles, and were further clearly disclosed and contemplated in the Information Statement.2 Finally, to the extent the Expense Limitation Agreement were to be viewed as a unilateral amendment of the Prior IMA, the Company believes that the approval granted by both the Board and the Company’s unitholders with respect to both the New IMA and the fees payable for the Applicable Period necessarily included both the waiver of fees contemplated by the Expense Limitation Agreement, as well as the recoupment of such waived amounts by the Adviser during subsequent periods, irrespective of whether such fees were originally earned under the Prior IMA or the New IMA. As a result, while the Company does not believe that either Board or unitholder approval was required for recoupment of amounts waived under the Prior IMA, it nonetheless believes that the approvals it received with respect to the applicability of the Expense Limitation Agreement as part of the approval of the New IMA and fees payable during the Applicable Period both contemplate and permit such recoupment by the Adviser.

1 See The R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000). See, e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993); Limited Term Municipal Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 17, 1992).

2 See Information Statement at p.8 (“The total amount payable to the Adviser under the terms of the Prior Investment Management Agreement [during the Applicable Period] is approximately $11,764,579, which includes the application of the terms of the Expense Limitation and Reimbursement Agreement outlined above. . .”).

Notwithstanding the foregoing, however, the Company advises the Staff that the Adviser has elected to voluntarily reimburse the Company for any amounts that it was paid for advisory services it performed during the Applicable Period that exceeded its direct and allocated costs for that period. In that regard, at a meeting of the Company’s Board held on April 18, 2024, the Adviser presented a detailed analysis that depicted its costs during the Applicable Period, and the Company’s Board accepted the Adviser’s proposal to reimburse the same. The Company further confirms that the amount of such fees reimbursed by the Adviser will not be recoupable under the Expense Limitation Agreement in any future period.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.

Sincerely,

/s/ John J. Mahon

John J. Mahon, Esq.

cc:	Arina Popova
Joseph Hartswell
New Mountain Guardian III BDC, L.L.C.

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